EXHIBIT 1

 * Portions of this exhibit have been excluded because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed.

FIRST AMENDMENT to

WARRANT AGREEMENT

This FIRST AMENDMENT (the “First Amendment”) to that certain WARRANT AGREEMENT (the “Agreement”), dated as of January 8, 2020, by and between ALPHAEON 1 LLC (the “Company”), a Delaware limited liability company and ______________, as holder (the “Holder”) is made and entered into as of April 24, 2023 (the “Effective Date”), by and among the Company and Holder. Capitalized words used herein but not defined herein have the respective meanings ascribed to them in the Agreement.

RECITALS

WHEREAS, the parties entered into the Agreement on January 8, 2020, whereby Company issued the Warrants to _____________;

WHEREAS, concurrently herewith, Parent, Priveterra Acquisition Corp., a Delaware corporation (“Acquiror”) and Priveterra Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Acquiror (“Merger Sub”) are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Parent (the “Merger”), with the Parent being the surviving corporation of the Merger;

WHEREAS, the parties hereto acknowledge that the Merger may not represents a Qualifying Listing as defined in the Agreement. The parties, however, believe it would be equitable to amend the Agreement to expand the definition of Qualifying Listing to include the Merger;

WHEREAS, as consideration for such modification, the parties wish to amend the Agreement hereby to give Holder the reduced entitlement to exercise and receive a maximum of eighty-five percent (85%) of the Warrant Shares that Holder would otherwise have been entitled to receive as a result of a Qualified Listing under the Agreement;

WHEREAS, to confirm and clarify how the Holder may exercise the Warrants, the parties propose to amend certain provisions of the Agreement as set forth herein; and

WHEREAS, in addition to the above, the Holder wishes to exercise its Warrants to the maximum extent allowable pursuant to the Merger and wishes to hereby give notice of such exercise.

AGREEMENT

NOW, THEREFORE, the parties hereby agree as follows:

1.     Amendments to the Agreement. As of the Effective Date, the Agreement is hereby amended or modified as follows:

a.	The definition of “Aggregate Parent Pre-Money Valuation” in Section 1 is hereby amended and restated in its entirety as follows:

“‘Aggregate Parent Pre-Money Valuation’ means $[***].”

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b.	The definition of “Aggregate Listco Amount” in Section 1 is hereby amended and restated in its entirety as follows:

“‘Aggregate Listco Amount’ means (1) the product of (a) the aggregate number of shares of Common Stock of Listco beneficially owned by the Company as of the date of the First Amendment multiplied by (b) the Market Value of such Common Stock as of the date of the First Amendment, plus (2) the total value of the indebtedness owed by Parent to the Company pursuant to various convertible promissory notes, plus (3) the Company’s cash balance.”

c.	The definition of “Qualifying Listing” in Section 1 is hereby amended and restated in its entirety as follows:

“‘Qualifying Listing’ means the Parent’s first underwritten public offering of its common stock under the Securities Act or a reverse merger or similar transaction which causes Parent’s common stock, after such transaction, to trade on a Trading Market.”

d.	The definition of “Warrant Shares” in Section 1 is hereby amended and restated in its entirety as follows:

“‘Warrant Shares’ means the Common Stock issued (or to be issued) on exercise of the Warrants, being equal in number to the number of shares of Common Stock equal to the quotient obtained by dividing (x) the aggregate Payment Amount of Promissory Notes tendered by the Holder to the Company by (y) the Exercise Price; provided, however, that in the event of a Qualifying Listing, the Payment Amount of Promissory Notes tendered by any Holder, as a percentage of the aggregate Payment Amount of Promissory Notes held by such Holder shall not exceed eighty-five percent (85%) of the proportion that the Aggregate Listco Amount bears to the sum of (a) the Aggregate Listco Amount plus (b) the Aggregate Parent Pre-Money Valuation plus (c) the most recent valuation of Alphaeon Credit, Inc., a Delaware corporation, as determined by a third-party 409A valuation plus (d) the valuation of Zelegant, Inc., a Delaware corporation as determined by its board of directors multiplied by the percentage ownership that Zelegant HoldCo LLC, a Delaware limited liability company, owns in Zelegant, Inc., on an as-converted basis. For the avoidance of doubt, and by way of illustration only, if the Aggregate Listco Amount is equal to $200 million, the Aggregate Parent Pre-Money Valuation is equal to $300 million, the Alphaeon Credit, Inc. valuation is $100 million and the Zelegant Inc. valuation is $0, then the maximum percentage of the aggregate Payment Amount of Promissory Notes that can be tendered by an holder for exercise into Warrant Shares shall not exceed eight-five percent (85.0%) of the proportion that $200 million bears to $600 million, i.e., 85% of 33.3%, which is equivalent to 28.3%.

e.	The definition of “Exercise Period” in Section 3(a) is hereby amended as follows:

“Subject to the terms of this Agreement (including the holder’s timely receipt of the Exercise Event Notice), each holder of Warrants shall have the right, which may be exercised only (x) during the period commencing on the date of the Exercise Event Notice and until 5:00 p.m., New York time, on the date that is ten (10) calendar days after the date of the Exercise Event Notice or (y) upon an Event of Default (either event being the “Exercise Period”, which, for the avoidance of doubt, shall include the right of holders of Warrants to exercise their Warrants in order to sell the Warrant shares in connection with such Exercise Event) . . .”

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2.     Contingent Exercise. Notwithstanding anything to the contrary in the Agreement, the parties hereby agree that the Holder, as a result of the Merger now falling within the amended definition of Qualifying Listing, has the contingent right to exercise its Warrants pursuant to the terms hereof. The Holder hereby waives, and the Company accepts its waiver of, its right to receipt of an Exercise Event Notice. Holder hereby gives notice of its election to exercise its Warrants contingent upon and contemporaneous with the date of the close of the Merger. Such exercise shall be pursuant to the following terms, which the Company agrees and accepts:

a.

Given the amendments in Section 1 above and the date of this Amendment, the Market Value for each share of Common Stock for purposes of calculating the Aggregate Listco Amount shall be equal to $[***]. Utilizing this Market Value, the Company holds $[***] in Common Stock ([***] shares). In addition, the Company holds $[***] of convertible notes in the Parent as well as a cash balance of approximately $[***]. Therefore, the Aggregate Listco Amount is $[***].

b.

The latest 409A valuation of Alphaeon Credit, Inc., is $[***] million and the valuation of Zelegant, Inc. as determined by its board of directors is $[***]. Therefore, the Payment Amount of Promissory Notes tendered by the Holder, as a percentage of the aggregate Payment Amount of Promissory Notes held by the Holder shall not exceed twenty-one and one tenths percent (21.1%), which constitutes eighty-five percent (85%) of twenty-four and eight tenths percent (24.8%) (the proportion that $[***] million bears to the sum of $[***] million, $[***] million, $[***] million and $[***]).

c.

The Holder hereby gives notice of its election to exercise its Warrants into Warrant Shares representing twenty-one and one tenths percent (21.1%) of the Payment Amount of Holder’s Promissory Notes pursuant to the Cashless Exercise Ratio to be calculated upon the date of the close of the Merger.

d.

Upon exercise of the Warrants into Warrant Shares on the date of the close of the Merger, twenty-one and one tenths percent (21.1%) of the Payment Amount of the Holder’s Promissory Notes shall be considered paid by the Company and a corresponding portion of the indebtedness owed by Parent to Holder pursuant to such Promissory Notes shall be unconditionally and irrevocably cancelled.

e.

Between the date hereof and the close of the Merger, Holder will provide to the Company any reasonably requested information necessary to effectuate the transfer of the Warrant Shares and any associated fractional interest.

3.     Reversion. The parties expressly agree that, should the Promissory Notes be repaid in full in cash prior to the consummation of the Merger or should the Merger be otherwise abandoned, then the Amendments hereto to the Agreement shall be null and void and the pre-existing terms of the Agreement shall be in full force and effect (the “Reversion”).

4.     Effect of Amendments. Except as expressly set forth in this First Amendment, the terms and provisions of the Agreement are ratified and confirmed and shall continue in full force and effect. From and after the date hereof and until such time as a Reversion occurs pursuant to Section 2, any references to the Agreement shall mean the Agreement as amended hereby.

5.     Fees and Expenses. Each party shall bear its own legal fees and expenses incurred in the preparation, negotiation and execution of this First Amendment.

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IN WITNESS WHEREOF, the parties have executed this First Amendment on the Effective Date.

The Company: ALPHAEON 1 LLC

By:
Name:	Rick Taketa
Title:	Chair of the Board of Managers

Holder:

By:
Name:
Title:

Signature Page to First Amendment to the Warrant Agreement

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